UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 5)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan Chief Financial Officer Statoil ASA Forusbeen 50, N-4035 Stavanger, Norway Telephone No.: 011-47-5199-0000 Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $509,122	Filing Party: Statoil ASA
Form or Registration No.: Schedule TO-T	Date Filed: October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, November 7, 2011, November 10, 2011 and November 15, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Item 11. Additional Information.

(a) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following at the end thereof:

“On November 14, 2011, a putative class action was filed in the federal district court for the Western District of Texas, Austin Division purportedly on behalf of a class of stockholders of Brigham, docketed as Thompson v. Brigham Exploration Company et al., Civil Action No. 1:11-CV-970 (the “Thompson Complaint”). The Thompson Complaint names as defendants Brigham, members of Brigham’s Board of Directors, Statoil and Purchaser. The Thompson Complaint seeks certification of a class of Brigham’s stockholders and alleges, inter alia, that the Schedule 14D-9 violates Sections 14(d)(4) and 14(e) of the Exchange Act and that Brigham and the members of its Board of Directors should have known that the Schedule 14D-9 violated Sections 14(d)(4) and 14(e) of the Exchange Act, that the members of Brigham’s Board of Directors violated Section 20(a) of the 1934 Act by exercising control over the transactions giving rise to violations of the Exchange Act, that the members of Brigham’s Board of Directors breached fiduciary duties owed to Brigham’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction, by agreeing to purportedly inadequate consideration, by including certain deal protection provisions in the Merger Agreement and by providing materially inadequate disclosures related to the proposed transaction and that Brigham, Statoil and Purchaser aided and abetted the alleged breach of fiduciary duties by the members of Brigham’s Board of Directors. The Thompson Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission, to the extent already implemented, of the terms of the Merger Agreement, damages to the members of the putative class, attorneys’ fees, and experts’ fees. Statoil and Purchaser believe the Thompson Complaint is without merit and intend to defend themselves vigorously.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	President

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	Attorney-in-Fact

Dated: November 16, 2011